SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C.  20549

                          SCHEDULE 13D

                        (Amendment No. 9)

            Under the Securities Exchange Act of 1934

                     TALLEY INDUSTRIES, INC.
                     _______________________
                         (Name of Issuer)

                          COMMON STOCK
                          _____________
                 (Title of Class of Securities)

                            874687106
                           __________
                         (CUSIP Number)

                     David J. Levenson, Esq.
            Venable, Baetjer, Howard & Civiletti, LLP
             1201 New York Avenue, N.W., Suite 1000
                      Washington, DC 20005
                         (202) 962-4831
                         ______________
               (Name, Address and Telephone Number
             of Person Authorized to Receive Notices
                       and Communications)

                        December 17, 1996
                        _________________
              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.


Check the following box if a fee is being paid with the statement
/ /.
                        Page 1 of 9 Pages

CUSIP No. 874687106                               Page 2 of 9
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Saad. A. Alissa

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) /X/
                                                            (b) / /

3    SEC USE ONLY


4.   SOURCE OF FUNDS:
     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e):                  / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER


8.   SHARED VOTING POWER
     1,121,000

9.   SOLE DISPOSITIVE POWER


10.  SHARED DISPOSITIVE POWER
     1,121,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON:
     1,121,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                  / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     7.55%

14.  TYPE OF REPORTING PERSON:
     IN

CUSIP No. 874687106                               Page 3 of 9

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Financial Investors Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) /X/
                                                            (b) / /

3    SEC USE ONLY


4.   SOURCE OF FUNDS:
     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e):              / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER


8.   SHARED VOTING POWER
     721,100

9.   SOLE DISPOSITIVE POWER


10.  SHARED DISPOSITIVE POWER
     721,100

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     721,100

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                      / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     4.86%

14.  TYPE OF REPORTING PERSON:
     OO

CUSIP No. 874687106                               Page 4 of 9

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Abdullatif Ali Alissa Est.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) /X/
                                                            (b) / /

3    SEC USE ONLY


4.   SOURCE OF FUNDS:
     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e):              / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER


8.   SHARED VOTING POWER
     721,100

9.   SOLE DISPOSITIVE POWER


10.  SHARED DISPOSITIVE POWER
     721,100

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     721,100

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                      / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     4.86%

14.  TYPE OF REPORTING PERSON:
     OO

CUSIP No. 874687106                               Page 5 of 9

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     General Investors Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) /X/
                                                            (b) / /

3    SEC USE ONLY


4.   SOURCE OF FUNDS:
     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e):              / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER


8.   SHARED VOTING POWER
     365,900

9.   SOLE DISPOSITIVE POWER


10.  SHARED DISPOSITIVE POWER
     365,900

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON:
     365,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                      / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     2.46%

14.  TYPE OF REPORTING PERSON:
     OO

                          SCHEDULE 13D
                        (Amendment No. 9)

     NOTE: For convenience, Abdullatif Ali Alissa Est. (the "Establishment"), Mr. Saad A. Alissa, General Investors Limited ("GIL") and Financial Investors Limited ("FIL") are sometimes collectively referred to as the "Filing Persons." All capitalized terms used in this Amendment No. 9 and not defined herein shall have the same meaning as in the statement of Saad A. Alissa on Schedule 13D dated August 31, 1994, as amended through the date hereof. Except as expressly stated below, there have been no material changes in the information contained in such
Schedule 13D, as amended.

Item 4.   Purpose of Transaction

     On Monday, December 17, 1996, at the Company's executive offices in Phoenix, Arizona, Mr. Alissa met with William H. Mallender, Chairman of the Board and Chief Executive Officer of the Company, to discuss enhancing shareholder value for the benefit of all shareholders of the Company and related matters. Mr. Alissa was accompanied by William B. Danzell, financial adviser, and Robert M. Krasne, counsel. Mr. Mallender was accompanied by David Victor, a director of the Company and counsel. Mr. Alissa's understanding of the conclusions reached at the meeting, following considerable discussion, is as follows:

     (1) management agrees to his proposal to dispose of the Company's non-core businesses and to focus on building and expanding such high growth, core businesses as airbags and specialty steel;

     (2) management agrees to develop other investment banking relationships to improve stock sponsorship and to assist in building and expanding the core businesses; and

     (3) management has extended an invitation to Mr. Alissa to serve on the Board of Directors and he has requested certain information to evaluate the appropriateness of his accepting the invitation.

     Except for the foregoing developments, the Filing Persons do not have any current plan or proposal which relates to or would result in any of the following actions, but the Filing Persons will continue to evaluate the Company's business prospects and financial condition, the market for the Company's Common Stock, other opportunities available to the Filing Persons, general economic conditions and other factors, and may formulate plans or proposals which could relate to or result in one or more such actions, which consist of the following:

          (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, except as otherwise contemplated by this Schedule
13D, as amended;

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Company or of any of its subsidiaries;

          (d) any change in the present Board of Directors or management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

          (e) any material change in the present capitalization or dividend policy of the Company;

          (f) any other material change in the Company's business or corporate structure;

          (g) changes in the Company's Charter, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

          There has been no change in the Filing Persons' beneficial ownership since the last transaction reported in the last amendment (Amendment No. 8) to this Schedule 13D.

                           SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   ABDULLATIF ALI ALISSA EST.


Dated: December 23, 1996      By:  /s/ Saad A. Alissa
                                   ___________________________
                                   Saad A. Alissa


Dated: December 23, 1996           /s/ Saad A. Alissa
                                   ___________________________
                                   Saad A. Alissa


                                   FINANCIAL INVESTORS LIMITED

Dated: December 23, 1996      By:  /s/ Saad A. Alissa
                                   __________________________
                                   Saad A. Alissa, Secretary


                                   GENERAL INVESTORS LIMITED

Dated: December 23, 1996       By: /s/ Saad A. Alissa
                                   __________________________
                                   Saad A. Alissa, Secretary